FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  November, 2004

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: November 30, 2004	/s/ Douglas Perkins Name: Douglas Perkins Title: Chief Financial Officer

For Immediate Release
November 23, 2004

Recent Drilling Extends Fala Discovery
Results Include 8.1 g/t over 18 m

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce the latest drilling results from the Falagountou discovery located 6 km east of the Essakan Main Zone (“EMZ”) on the Company’s Essakan property in Burkina Faso, West Africa. A 14,000m, US $700,000 reverse circulation drilling program is currently underway to follow up on very encouraging results from the initial discovery made earlier this year. Results from the first 23 holes (1,630m) include 8.1 g/t over 18m in Hole FRC788, 3.2 g/t over 24m in hole FRC790 and 3.3 g/t over 25m in hole FRC902 and have extended the zone to the east. Drilling will commence in a couple weeks on the south end of the zone which previously yielded a number of high grade intersections (20.4 g/t over 11m and 6.8 g/t over 22m).

The Falagountou discovery consists of a mafic body which has intruded the surrounding sediments and formed a flat lying dome or “whaleback” structure. Mineralization is associated with quartz veining and intense alteration within the intrusive. The latest drilling has increased the size of the mineralized zone to approximately 250m by 500m and it remains open to the east, west and south. Ron Little, President and CEO, stated that “These results further support our belief that Falagountou could represent a significant source of higher grade mill feed that would enhance the economics of developing the EMZ.” He added that: “the current drill program is designed to provide a better understanding of the size and geometry of this deposit and will lead to an initial resource estimate early in 2005.”

Summary of Recent Drill Results – Falagountou Prospect

Hole	Section	Easting UTM	Northing UTM	Azimuth degrees	Dip degrees	From m	To m	Width m	Grade gAu/t

FRC780	F0575	192,680	1,590,575	360	-90	1	28	27	2.1
incl						6	17	11	3.1
FRC781	F0575	192,725	1,590,575	270	-55	0	25	25	0.7
incl						19	25	6	1.2
FRC782	F0575	192,265	1,590,575	270	-55	27	30	3	1.7
FRC783	F0575	192,805	1,590,575	270	-55	12	34	22	1.8
incl						26	33	7	3.5
FRC784	F0575	192,845	1,590,575	270	-55	46	60	14	0.8
FRC785	F0550	192,820	1,590,550	270	-55	5	10	5	1.1
						36	56	20	0.7
FRC786	F0550	192,780	1,590,550	270	-55	11	12	1	0.7
						15	20	5	0.9
						28	53	25	0.7
incl						32	37	5	1.9
FRC902	F0475	192,835	1,590,475	270	-55	27	52	25	3.3
incl						46	51	5	13.3
FRC794	F0450	192,615	1,590,450	240	-45	43	46	3	1.1
FRC787	F0450	192,865	1,590,450	270	-55	43	69	26	1.1
incl						51	55	4	3.1
FRC800	F0450	192,825	1,590,450	270	-55	23	32	9	2.1
						43	52	9	3.0
FRC901	F0450	192,785	1,590,450	270	-55	6	36	30	2.1
incl						6	15	9	4.1

Hole	Section	Easting UTM	Northing UTM	Azimuth degrees	Dip degrees	From m	To m	Width m	Grade gAu/t

						1
and						20	23	3	4.2
FRC797	F0425	192,840	1,590,425	270	-55	15	18	3	3.3
FRC798	F0425	192,805	1,590,425	270	-55	25	48	23	1.9
incl						31	34	3	9.4
FRC788	F0375	192,780	1,590,375	270	-60	21	39	18	8.1
incl						22	25	3	44.4
FRC789	F0350	192,800	1,590,350	270	-55	13	44	31	1.7
incl						18	25	7	3.7
incl						36	41	5	4.3
						50	57	7	3.8
						64	68	4	2.0
FRC790	F0350	192,710	1,590,350	90	-70	3	6	3	2.6
						15	39	24	3.2
incl						22	30	8	7.9
						77	82	5	1.2
FRC791	F0350	192,650	1,590,350	90	-70	58	61	3	2.5
FRC792	F0350	192,680	1,590,350	90	-70	0	5	5	1.2
						11	21	10	1.0
						36	88	52	1.1
incl						42	49	7	1.9
and						69	75	6	2.9
FRC793	F0375	192,650	1,590,375	90	-60	39	59	20	3.5
incl						40	50	10	6.4
FRC795	F0325	192,700	1,590,325	90	-70	37	73	36	1.2
incl						45	49	4	2.5
and						56	59	3	3.0
FRC796	F0325	192,670	1,590,325	90	-70	61	69	8	6.2

(see complete table at www.orezone.com/site/falatable.asp)

Note: Samples were collected every 1m down the hole and analyzed using a 2kg bottle roll cyanide leach at the Transworld and SGS Laboratories in Tarkwa, Ghana, both internationally recognized laboratories. A minimum of 5% of the samples are for QA/QC, which include duplicates, triplicates, standards and blanks. The program was carried out under the supervision of Jeffrey Ackert, VP Exploration, and qualified person for Orezone.

The Essakan Project is a joint venture with Gold Fields Limited which can earn a 50 per cent interest by spending US $8 million over five years and can increase its interest to 60 per cent by completing a bankable feasibility study. Orezone is the operator. Gold Fields is currently financing a US $5.2 million work program on the 1,433 km2 property. The objective is to expand resources and move the project to the feasibility stage by drilling the down plunge extension of the high grade core in the EMZ and the Fala discovery, as well as other regional targets. Indicated resources in the EMZ already total 49 Mt grading 1.5 g/t (2.4 Moz) and inferred resources total an additional 5.7 Mt grading 1.7 g/t (0.3 Moz), based on a 0.5 g/t cutoff.

Orezone Resources Inc. (OZN:TSX, AMEX) is an emerging Canadian gold producer with three advanced exploration projects in Burkina Faso, West Africa. Burkina Faso is a politically stable part of one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Orezone Resources Inc.
290 Picton St., Suite 201, Ottawa Ontario Canada K1Z 8P8
tel 613 241 3699 fax 613 241 6005
Toll Free 888 673-0663
info@orezone.com    www.orezone.com

Ron Little President & CEO rlittle@orezone.com 1 (613) 241-3699	Greg Bowes Vice President, Corporate Development gbowes@orezone.com 1 888 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Orezone Resources Inc.
290 Picton St., Suite 201, Ottawa Ontario Canada K1Z 8P8
tel 613 241 3699 fax 613 241 6005
Toll Free 888 673-0663
info@orezone.com    www.orezone.com